Exhibit 99.1

Mellanox Technologies, Ltd. 26 Hakidma St. Mellanox Bldg. Yokneam 2069200, Israel Tel: (972) 4-909-7200 Fax: (972) 4-959-3245

To:

EZchip Semiconductor Ltd. 1 Hatamar Street, PO Box 527 Yokneam 20692, Israel Attn: Benny Hanigal, Chairman of the Board Eli Fruchter, Chief Executive Officer Dror Israel, Chief Financial Officer	November 12, 2015

Gentlemen,

Re:         Postponement of Merger Vote and Proposal to Amend Merger Agreement

Reference is hereby made to the Agreement of Merger (the “Agreement”) dated September 30, 2015, by and among Mellanox Technologies, Ltd. (“Mellanox”), Mondial Europe Sub Ltd. and EZchip Semiconductor Ltd. (“EZchip”). Capitalized terms used in this letter and not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

Pursuant to Section 6.3(a) of the Agreement, Mellanox hereby requests that EZchip postpone the vote on the Merger Proposal and remove the approval of the Merger Proposal from the agenda of EZchip’s Annual General Meeting scheduled to be held on November 12, 2015.

In addition, although Mellanox believes it has proposed a full and fair price for the acquisition of EZchip, in light of allegations raised by certain EZchip shareholders regarding the sale process, and subject to the execution of an amendment to the Agreement in a form acceptable to Mellanox (the “Amendment”) within 3 days as of the date hereof and the approval of such Amendment by the boards of directors of both Mellanox and EZchip, Mellanox shall agree to:

1.
permit EZchip to solicit third parties with respect to an Acquisition Proposal and negotiate with such third parties the terms of such Acquisition Proposal for a period of 30 days following the date the Amendment is executed by the parties ("Go-Shop Period") ;

2.	waive its rights to be paid a termination fee by EZchip pursuant to Section 9.3(b) of the Agreement; and
3.	convene an extraordinary general meeting to vote on the Merger Proposal at such date as shall be agreed by the parties.

The Amendment shall include the following conditions: (i) if EZchip receives or negotiates an Acquisition Proposal that constitutes a Superior Proposal, it shall provide Mellanox with a matching right, and (ii) the Outside Date shall be extended by such number of days by which the vote on the Merger Proposal shall be postponed (i.e., the number of days that elapse from November 12, 2015 until the date on which the new extraordinary general meeting shall take place).

Mellanox believes that the postponement of the vote on the Merger Proposal will provide EZchip’s shareholders with additional time to more fully evaluate the Merger Proposal with Mellanox, particularly in light of the terms proposed in the Amendment and the misinformation in the marketplace from Raging Capital.

Sincerely,

Mellanox Technologies, Ltd. By: /s/ Eyal Waldman Name: Eyal Waldman

cc:

Naschitz, Brandes, Amir & Co.
5 Tuval Street
Tel Aviv 6789717, Israel
Attn: Sharon A. Amir, Adv., Tuvia J. Geffen, Adv., Tal Eliasaf, Adv.

Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005
Attn: Steven J. Glusband

Herzog, Fox & Neeman
Asia House
4 Weismann Street
Tel Aviv, 64239, Israel
Attn: Ehud Sol, Adv., Hanan Haviv, Adv., Yuval Meidar, Adv.

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Attn: Alan C. Mendelson
Mark V. Roeder
Chad Rolston